Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated June 5, 2019

Relating to Preliminary Prospectus Supplement dated June 4, 2019

To

Prospectus dated June 4, 2019

Registration Statement No. 333-231947

Q2 HOLDINGS, INC.

2,637,986 Shares of Common Stock

The following information relates only to the securities described below and should be read together with the preliminary prospectus supplement dated June 4, 2019 and the accompanying prospectus dated June 4, 2019, including the documents incorporated and deemed to be incorporated therein by reference (collectively referred to as the “preliminary prospectus”). The following information supplements and updates the information contained in the preliminary prospectus.

Issuer:	Q2 Holdings, Inc., a Delaware corporation (“we” or “our”)

Ticker / Exchange:	QTWO / The New York Stock Exchange

Title of Securities:	Common stock, par value $0.0001 per share (“Common Stock”)

Common Stock Offered by us:	2,517,986 shares of our common stock (or 2,913,684 shares if the underwriters exercise their option to purchase additional shares in full)

Common Stock Offered by the Selling Stockholder:	120,000 shares

Last Reported Sale Price of Common Stock on The New York Stock Exchange on June 5, 2019:	$70.41

Initial Price to Public:	$69.50

Pricing Date:	June 5, 2019

Trade Date:	June 6, 2019

Settlement Date:	June 10, 2019 (T+2)

CUSIP:	74736L109

Concurrent Convertible Note Offering:	Concurrently with this offering of common stock, we are offering to qualified institutional buyers, in an offering exempt from registration under the Securities Act, $275,000,000 aggregate principal amount of our 0.75% Convertible Senior Notes due 2026, which we refer to herein as the notes, or a total of $316,250,000 aggregate principal amount of notes if the initial purchasers in the concurrent convertible note offering exercise in full their option to purchase additional notes. The notes will initially be convertible into 11.2851 shares of Common Stock per $1,000 principal amount of notes (subject to adjustment in certain circumstances), which represents an initial conversion price of approximately $88.61 per share of Common Stock. The conversion rate is subject to adjustment if certain events occur. Upon conversion of a note, we will satisfy the conversion obligation by paying or delivering, as the case may be, cash, shares of Common Stock or a combination of cash and shares of Common Stock, at our election. The offering of Common Stock is not contingent upon the consummation of the concurrent convertible note offering, and the concurrent convertible note offering is not contingent upon the consummation of the offering of Common Stock.

Use of Proceeds:

We anticipate that the net proceeds we receive from this offering will be $167.4 million (or $193.8 million if the underwriters exercise their option to purchase additional shares in full), after deducting the underwriting discounts and commissions and our estimated offering expenses related to this offering. We will receive $1.0 million in proceeds from the 120,000 options exercised by the selling stockholder. We also expect that we will receive net proceeds from the Concurrent Convertible Note Offering of approximately $266.8 million (or $306.9 million if the initial purchasers of that offering exercise their option to purchase additional notes in full), after deducting the initial purchasers’ discounts and commissions and estimated offering expenses payable by us in connection with that offering.

In connection with the pricing of the notes in the Concurrent Convertible Note Offering, we expect to enter into capped call transactions with one or more of the initial purchasers of the Concurrent Convertible Note Offering and/or their respective affiliates and/or other financial institutions, which we refer to as the counterparties. We intend to use approximately $35.4 million of the net proceeds from the Concurrent Convertible Note Offering to pay the cost of the capped call transactions (or $40.8 million if the initial purchasers of that offering exercise their option to purchase additional notes in full).

We intend to use the remaining net proceeds we receive from this offering and the Concurrent Convertible Note Offering for general corporate purposes, including working capital, capital expenditures, potential acquisitions and strategic transactions. From time to time, we evaluate potential acquisitions and strategic transactions of businesses, technologies or products. However, we have not designated any specific uses and have no current agreements with respect to any material acquisition or strategic transaction.

We will not receive any of the proceeds from the sale of shares by the selling stockholder.

Active Book-Running Managers:	J.P. Morgan Securities LLC Morgan Stanley & Co. LLC Stifel, Nicolaus & Company, Incorporated

Co-Managers:	Craig-Hallum Capital Group LLC Needham & Company, LLC Raymond James & Associates, Inc. SunTrust Robinson Humphrey, Inc.

We have filed a registration statement (including a base prospectus dated June 4, 2019 and supplemented by a preliminary prospectus supplement dated June 4, 2019) with the Securities and Exchange Commission (the “SEC”) for the offering of Common Stock to which this communication relates. Before you invest, you should read the preliminary prospectus, for more complete information about us and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any underwriter or any dealer participating in the offering will arrange to send you these documents if you request them by contacting: J.P. Morgan Securities LLC, c/o: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, or by telephone at (866) 803-9204; Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014; or Stifel, Nicolaus & Company, Incorporated, Attention: Syndicate, One Montgomery Street, Suite 3700, San Francisco, CA 94104, or by telephone at (415) 364-2720.

This communication should be read in conjunction with the preliminary prospectus. The information in this communication supersedes the information in the preliminary prospectus to the extent inconsistent with the information in the preliminary prospectus.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.